IKONA GEAR INTERNATIONAL, INC.

100-1650 Brigantine Drive

Coquitlam, British Columbia, V3K 7B5 Canada

(604) 523-5506

January 8, 2008

Via Edgar

US Securities and Exchange Commission

Attn:  Jeffrey Gordon, Staff Accountant

100 F Street, N.E. Stop 7010

Washington, DC  20549

Re:

Ikona Gear International, Inc.

Form 8-K Item 4.01 filed January 3, 2008

Your File #0-49664

Dear Mr. Gordon:

On behalf of Ikona Gear International, Inc. (the “Company”), please accept the following in response to your comment letter dated January 4, 2008:

Comment No. 1:  We have, on this date, filed, via Edgar, our amended Current Report on Form 8-K/A-1 in compliance with Item 304(a)(1)(ii) of Regulation S-B, responding to Comment 1; and,

Comment No. 2:  We have, on this date, filed via Edgar, an updated letter from the former accountants as Exhibit 16 to the amended Current Report on Form 8-K/A-1.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any further questions or comments.

IKONA GEAR INTERNATIONAL, INC.

By:

/s/ Laith Nosh______________

Laith Nosh, its President